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                              April 1, 2024

       Becky Marquez
       Chief Legal Officer and Corporate Secretary
       Xperi Inc.
       2190 Gold Street
       San Jose, CA 95002

                                                        Re: Xperi Inc.
                                                            PREC14A filed March
25, 2024
                                                            File No. 001-41486

       Dear Becky Marquez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

       PREC14A filed March 25, 2024

       Proposal 1 - Election of Directors, page 40

   1. We note the disclosure about accessing information in Rubric's proxy statement generally that currently appears
on pages 41-42 of your proxy statement. Please revise the last sentence on page 42 to
clarify which party or parties you are referring to as "the applicable party."
       Background of the Solicitation, page 49

   2. Refer to your statement on page 50 that the "Lacey Unsolicited Acquisition Proposal created significant
confusion among Xperi Corporation and TiVo stockholders". Please revise your disclosure
to clarify what you mean by "significant confusion," to restate this as the Company's belief
and to provide support for this assertion. In this regard, we note Xperi
Corporation's press release dated February 23, 2020, stating that "Xperi will not be engaging in
discussions with Metis Ventures and does not intend to make any
 Becky Marquez
FirstName
Xperi Inc. LastNameBecky Marquez
Comapany
April       NameXperi Inc.
       1, 2024
April 21, 2024 Page 2
Page
FirstName LastName
         further comment at this time."
3. Refer to your statement that "[f]rom 2015 to 2017, management of the Former Parent also met with certain other representatives of Rubric..." Please revise to clarify what entity you mean by referring to "Former Parent" in this sentence given that Xperi Holding
         Corporation, which you define as "Former Parent" in your disclosure, appears to have been formed as a result of the combination between Xperi Corporation and TiVo
         Corporation, which was completed in June 2020.
If I want to vote for one or both of the Rubric Nominees, can I use the BLUE proxy card?, page
56

4. Revise to explain why you "strongly recommend" that shareholders use the Company's proxy card, even if they want to vote for one or both of the Rubric Nominees.
How many votes are needed to approve each proposal and what is the effect of withhold votes, abstentions and broker non-votes?, page 61

5. Please adjust the location of the footnote indicator for footnote (2) to indicate clearly which proposal that footnote is addressing. In addition, it is our understanding that to the extent that a shareholder's broker receives solicitation materials from Rubric, it may not exercise discretionary authority on any matter to be voted on. Please revise to clarify the extent of broker's discretion with respect to all of the matters to be voted on.
When are stockholder proposals and director nominations due for next year's annual meeting?, page 63

6. Please revise the first sentence in the last paragraph on this page to refer to this year's annual meeting, or advise.
Form of Proxy, page 69

7. We note the language in your preliminary proxy card indicating that "the Company recommends you vote 'WITHHOLD'" for the two Rubric Capital nominees. Revise the disclosure in the section captioned "Proposal 1 - Election of Directors" beginning on page
         40 to state that you recommend a "WITHHOLD" vote on the Rubric Capital nominees.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



                                                                 Sincerely,
 Becky Marquez
Xperi Inc.
April 1, 2024
FirstName
Page 3     LastNameBecky Marquez
Comapany NameXperi Inc.
                                   Division of Corporation Finance
April 1, 2024 Page 3               Office of Mergers & Acquisitions
FirstName LastName